MY TRAVEL

MyTravel Group plc
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale,
Lancashire OL11 1SA

t +44 (0) 1706 742000
www.mytravelgroup.com

RECEIVED
2007 MAY 31 A 9:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

29 May 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

07023946

SUPPL

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company:-

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 21st and 23rd of May 2007, the Company filed with the London Stock Exchange announcements regarding Notification of Major Interests in Shares.

Very truly yours,

Karen Houlihan-Lane

Karen Houlihan-Lane
Company Secretarial Assistant
MyTravel Group plc

PROCESSED
JUN 04 2007
THOMSON FINANCIAL

Enclosures

J:Grpsec-15-07-0801-001-SEC-3-070529

MYTGroupletOOO1

RECEIVED
2007 MAY 31 A 9:43

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. **Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:**
   MyTravel Group plc

2. **Reason for the notification** (place an X inside the appropriate bracket/s)
   An acquisition or disposal of voting rights: (x)

   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

   An event changing the breakdown of voting rights: ( )

   Other (please specify) : ( )

3. **Full name of person(s) subject to the notification obligation:**
   Deutsche Bank AG

4. **Full name of shareholder(s)** (if different from 3.) :
   N/A

5. **Date of the transaction (and date on which the threshold is crossed or reached if different):**
   16 May 2007

6. **Date on which issuer notified:**
   21 May 2007

7. **Threshold(s) that is/are crossed or reached:**
   4%

8. **Notified details:**

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction	
	Number of shares	Number of voting Rights
GB00B06BLB41	21,461,472	21,461,472

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights		% of voting rights	
	Direct	Direct	Indirect	Direct	Indirect
GB00B06BLB41	18,240,643	18,240,643		3.94%	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
18,240,643	3.94%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name:
David Lindsay/Andrew Anderson

15. Contact telephone number:
+44 (0)207 545 8533/8532

Name and signature of authorised company official responsible for making this notification:
Mike Vaux, Assistant Company Secretary

Date of notification – 23 May 2007

Central Compliance

<u>BY FAX AND POST</u>

Deutsche Bank

Deutsche Bank AG London
Winchester House
1 Great Winchester Street
London EC2N 2DB

Tel: +44 (0) 20 7545 8000

Direct Line: +44 20 7547 3130
Direct Fax: +44 20 7547 3836

21 May 2007

MyTravel Group Plc
Holiday House
Sandbrook Park
Rochdale
OL11 1SA

Dear Sirs,

Disclosure of Holdings

Please find attached a notification in accordance with DTR 5 of the Transparency Obligations Directive (Disclosure and Transparency Rules) Instrument 2006, of the holdings of Deutsche Bank AG and its subsidiary companies in the shares of MyTravel Group Plc.

Deutsche Bank AG, London is a branch of Deutsche Bank AG, a corporation domiciled in Frankfurt, Germany.

If you require further information in respect of this notification please contact David Lindsay or Andrew Anderson in the Compliance Department of Deutsche Bank AG, London.

Yours faithfully

for DEUTSCHE BANK AG LONDON

AUTHORISED SIGNATORY

P:\Significant Shareholdings\UK Proprietary\TD 2007\MyTravel Group letter.doc JG

Financial Services Authority

FSA

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	MyTravel Group Plc
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):__________	
3. Full name of person(s) subject to the notification obligation:	Deutsche Bank AG
4. Full name of shareholder(s) (if different from 3.):	
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	16/05/2007
6. Date on which issuer notified:	21/05/2007
7. Threshold(s) that is/are crossed or reached:	4%
8. Notified details:	

A: Voting rights attached to shares							
Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction[i]				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
GB00B06BLB41	21,461,472	21,461,472	18,240,643	18,240,643		3.94	

B: Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)	
Number of voting rights	% of voting rights
18,240,643	3.94

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14. Contact name:	David Lindsay\Andrew Anderson
15. Contact telephone number:	+00 44 207 545 8533\8532

Sent 22/5/07

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. **Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:**
   MyTravel Group plc

2. **Reason for the notification** (place an X inside the appropriate bracket/s)
   An acquisition or disposal of voting rights: (x)

   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

   An event changing the breakdown of voting rights: ( )

   Other (please specify) : ( )

3. **Full name of person(s) subject to the notification obligation:**
   JP Morgan Chase & Co

4. **Full name of shareholder(s)** (if different from 3.) :
   JP Morgan GT Corporation
   JP Morgan Securities Inc

5. **Date of the transaction (and date on which the threshold is crossed or reached if different):**
   17 May 2007

6. **Date on which issuer notified:**
   21 May 2007

7. **Threshold(s) that is/are crossed or reached:**
   4%

8. **Notified details:**

RECEIVED

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction	
	Number of shares	Number of voting Rights
GB00B06BLB41	36,419,586	36,419,586

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights		% of voting rights	
	Direct	Direct	Indirect	Direct	Indirect
GB00B06BLB41	14,464,586	14,464,586	N/A	3.12%	N/A

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A				

Total (A+B)

Number of voting rights	% of voting rights
14,464,586	3.12%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Total disclosable holding for JPMorgan Chase & Co: 14,464,586 (3.12%)

Holdings by controlled undertakings of JPMorgan Chase & Co. are as follows:
JP Morgan GT Corporation
JP Morgan Securities Inc.

Proxy Voting:

10. Name of the proxy holder:
N/A

11. Number of voting rights proxy holder will cease to hold:
N/A

12. Date on which proxy holder will cease to hold voting rights:
N/A

13. Additional information:
Please note the group has other holdings which are covered by exemptions.

14. Contact name:
Shoaib Shaikh

15. Contact telephone number:
+44 (0)207 777 0423

Name and signature of authorised company official responsible for making this notification:
Mike Vaux, Assistant Company Secretary

Date of notification – 21 May 2007

JPMorgan

Fax cover sheet

Deliver to:

Mike Vaux
MyTravel Group plc
Holiday House,
Sandbrook Park,
Sandbrook Way,
Rochdale
OL11 1SA

Fax : 01706 74 2117

Sent from:

Shoaib Shaikh
JPMorgan Chase Bank, National Association
125 London Wall
London
EC2Y 5AJ
Tel 020 7777 0423
Fax 020 7777 4744
shoaib.shaikh@jpmorgan.com

Date: 21 May 2007

No. of pages including this cover sheet: 5

If you do not receive a clear transmission, please call:

Shoaib Shaikh

Telephone: 020 7777 0423

Message:

Please find enclosed a Notification of Major Interests in Shares as per the FSA DTR requirements.

Please let me know if you have any further queries.

Regards,

Shoaib Shaikh

For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	MyTravel Group plc

2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	

3. Full name of person(s) subject to notification obligation:	JPMorgan Chase & Co
4. Full name of shareholder(s) (if different from 3):	J.P. Morgan GT Corporation J.P. Morgan Securities Inc.
5. Date of transaction (and date on which the threshold is crossed or reached if different):	17 May 2007
6. Date on which issuer notified:	21 May 2007
7. Threshold(s) that is/are crossed or reached:	4%

8: Notified Details							
A: Voting rights attached to shares							
Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
GB00B06BLB41	36,419,586	36,419,586	14,464,586	14,464,586		3.12	

B: Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights
N/A				

Total (A+B)	
Number of voting rights	Percentage of voting rights
14,464,586	3.12

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

Total disclosable holding for JPMorgan Chase & Co. : 14,464,586 (3.12%)

Holdings by controlled undertakings of JPMorgan Chase & Co. are as follows:

J.P. Morgan GT Corporation
J.P. Morgan Securities Inc.

Proxy Voting:	
10. Name of proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	Please note the group has other holdings which are covered by exemptions.
14 Contact name:	Shoaib Shaikh
15. Contact telephone name:	0207 777 0423

For notes on how to complete form TR-1 please see the FSA website.

Note: Annex should only be submitted to the FSA not the issuer

Annex: Notification of major interests in shares

A: Identity of the persons or legal entity subject to the notification obligation	
Full name (including legal form of legal entities)	JPMorgan Chase & Co.
Contact address (registered office for legal entities)	270 Park Avenue, New York, NY10017
Phone number & email	001 212 270 6000
Other useful information (at least legal representative for legal persons)	N/A

B: Identity of the notifier, if applicable	
Full name	Shoaib Shaikh
Contact address	JPMorgan Chase, 13th Floor, 125 London Wall, London, EC2Y 5AJ
Phone number & email	0207 777 0423 shoaib.shaikh@jpmorgan.com
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)	N/A

C: Additional information
N/A

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. **Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:**
   MyTravel Group plc

2. **Reason for the notification** (place an X inside the appropriate bracket/s)
   An acquisition or disposal of voting rights: (x)

   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (   )

   An event changing the breakdown of voting rights: (   )

   Other (please specify) : ( )

3. **Full name of person(s) subject to the notification obligation:**
   Lehman Brothers International (Europe)

4. **Full name of shareholder(s)** (if different from 3.) :
   N/A

5. **Date of the transaction (and date on which the threshold is crossed or reached if different):**
   16 May 2007

6. **Date on which issuer notified:**
   18 May 2007

7. **Threshold(s) that is/are crossed or reached:**
   6%

8. ~~**Notified details**~~**:**

N/A

~~A: Voting~~ rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction	
	Number of shares	Number of voting Rights
GB00B06BLB41	34,947,981	34,947,981

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights		% of voting rights	
	Direct	Direct	Indirect	Direct	Indirect
	30,285,368	30,285,368	N/A	6.54%	N/A

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A				

Total (A+B)

Number of voting rights	% of voting rights
30,285,368	6.54%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

N/A

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. **Date on which proxy holder will cease to hold voting rights:**
    N/A

13. **Additional information:**
    N/A

14. **Contact name:**
    Tara O'Hagan

15. **Contact telephone number:**
    +44 (0)207 102 1832

Name and signature of authorised company official responsible for making this notification:
Mike Vaux, Assistant Company Secretary

Date of notification – 21 May 2007

LEHMAN BROTHERS
25 Bank Street
London
E14 5LE

Compliance Department

FACSIMILE

TO: Company Secretary
MyTravel Group Plc

FAX: 01706 742 650

FROM: Tara O'Hagan (0207 102 1832)

DATE: 18th May 2007

SUBJECT: Major Shareholding Disclosure

NO OF PAGES (including header sheet): 4

Attached please find a disclosure of major shareholding.

Received Time 18.May. 13:03

Financial Services Authority

FSA

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached	MyTravel Group Plc
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	☒
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐
An event changing the breakdown of voting rights	☐
Other (please specify):______________________	☐
3. Full name of person(s) subject to the notification obligation	Lehman Brothers International (Europe)
4. Full name of shareholder(s) (if different from 3.)	N/A
5. Date of the transaction (and date on which the threshold is crossed or reached if different)	16/05/07
6. Date on which issuer notified	18/05/07
7. Threshold(s) that is/are crossed or reached	6%
8. Notified details:	N/A

Received Time 18. May. 13:03

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
GB00B06BLB41	34,947,981	34,947,981	30,285,368	30,285,368	N/A	6.54%	N/A

B: Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted	% of voting rights
N/A				

Total (A+B)

Number of voting rights	% of voting rights
30,285,368	6.54%

Received Time 18. May. 13:03

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
N/A

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	N/A
14. Contact name:	Tara O'Hagan
15. Contact telephone number:	+44 (0)20 7102 1832

Received Time 18. May. 13:03

LEHMAN BROTHERS Compliance Department
25 Bank Street
London
E14 5LE

FACSIMILE

TO: Company Secretary
MyTravel Group Plc

FAX: 01706 742 650

FROM: Tara O'Hagan (0207 102 1832)

DATE: 18th May 2007

SUBJECT: Major Shareholding Disclosure

NO OF PAGES (including header sheet): 4

Attached please find a disclosure of major shareholding.

Received Time 18.May. 13:14

FSA

Financial Services Authority

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	MyTravel Group Plc
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	☒
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐
An event changing the breakdown of voting rights	☐
Other (please specify):______________________________	☐
3. Full name of person(s) subject to the notification obligation:	Lehman Brothers International (Europe)
4. Full name of shareholder(s) (if different from 3.):	N/A
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	16/05/07
6. Date on which issuer notified:	18/05/07
7. Threshold(s) that is/are crossed or reached:	6%
8. Notified details:	N/A

Received Time 18. May. 13:14

A: Voting rights attached to shares

Class/type of shares (if possible using the ISIN CODE)	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
GB00B06BLB41	34,947,981	34,947,981	30,285,368	30,285,368	N/A	6.54%	N/A

B: Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted	% of voting rights
N/A				

Total (A+B)

Number of voting rights	% of voting rights
30,285,368	6.54%

Received Time 18.May. 13:14

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable
N/A

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	N/A
14. Contact name:	Tara O'Hagan
15. Contact telephone number:	+44 (0)20 7102 1832

ANNEX NOTIFICATION OF MAJOR INTERESTS IN SHARES

END

Received Time 18. May. 13:14